SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

This is a public announcement by AMOV Europa B.V. pursuant to the provisions of Section 6, paragraph 1, Section 10, paragraph 3 and Section 12, paragraph 1 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft). This announcement does not constitute a public offer to sell or the solicitation of an offer to buy or subscribe for any securities. Any offer will be made only by means of the Offer Memorandum (as defined below).

The offer described in this announcement will be made for the shares of Koninklijke KPN N.V., a public limited liability company incorporated under Dutch law, and is subject to Dutch disclosure and procedural requirements, which are different from those of the United States.

To the extent permissible under applicable law or regulation, AMOV Europa B.V., América Móvil, S.A.B. de C.V. and their affiliates or brokers (acting as agents for AMOV Europa B.V., América Móvil, S.A.B. de C.V. or their affiliates, as applicable) may from time to time after the date hereof, and other than pursuant to the offer, directly or indirectly purchase, or arrange to purchase, shares of Koninklijke KPN N.V. that are the subject of the offer or any securities that are convertible into, exchangeable for or exercisable for such shares. To the extent information about such purchases or arrangements to purchase is made public in The Netherlands, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Koninklijke KPN N.V. of such information. In addition, the financial advisors to AMOV Europa B.V. and América Móvil, S.A.B. de C.V., may also engage in ordinary course trading activities in securities of Koninklijke KPN N.V., which may include purchases or arrangements to purchase such securities.

The offer price shall be reduced by the per share amount of any dividends or other distributions paid or declared by Koninklijke KPN N.V. following the date hereof and prior to the settlement of the offer, provided the record date for such dividend or distribution also occurs on or prior to the settlement of the offer.

 “América Móvil launches partial offer
for ordinary shares of KPN at EUR 8.00 per share”

Mexico City, Mexico, May 29, 2012 – With reference to the press release of América Móvil, S.A.B. de C.V. ("AMX") (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) of 7 May 2012, AMOV Europa B.V., an indirect wholly owned subsidiary of AMX (the "Offeror"), hereby announces that it is making an unconditional and irrevocable partial tender offer in cash, to all holders, save for AMX and the Offeror, of issued ordinary shares (the "Shares") in the share capital of Koninklijke KPN N.V. ("KPN" or the "Company" including, where appropriate, the affiliates owned by it) to purchase up to such number of Shares resulting in AMX and the Offeror holding up to 393,283,000 Shares on the Acceptance Closing Time (representing in total up to approximately 27.7% of all Issued and Outstanding Shares), also including the number of Shares held by AMX as of 29 May 2012 (being 68,283,000 Shares) and any Shares that may be acquired by AMX or the Offeror outside the Offer (the "Maximum Acceptance Number") at an Offer Price of EUR 8.00 per Share (the "Offer"). The maximum number of Shares that may be accepted by the Offeror subject to the terms and conditions and restrictions set out in this Offer Memorandum is 325,000,000 Shares. The Offer implies a premium of approximately 23.5% over the closing price of the Shares on May 7, 2012, the last trading date before AMX announced its intention to make the Offer.

As of close of business of May 25, 2012, AMX held 68,283,000 Shares, representing approximately 4.8% of all Shares at the date hereof.

Capitalised terms not defined herein shall have the meaning given to them in the Offer Memorandum (as defined below).

The Offer

The Offeror is making the Offer on the terms and subject to the conditions and restrictions contained in the offer memorandum dated May 29, 2012 relating to the Offer (the "Offer Memorandum"). The Offer Memorandum will be available as of today in the manner as described below. Shareholders of KPN should refer to the Offer Memorandum for all terms, conditions and restrictions of the Offer.

To date AMX and the Offeror have not reached agreement with KPN on the Offer; in this context please also refer to Section 8 (i) of the Offer Memorandum (Further Declarations pursuant to the Takeover Decree).

Acceptance Period

The Acceptance Period during which Shareholders can tender their Shares will commence on May 30, 2012 at 09:00 hours CEST and will expire on June 27, 2012 at 17:30 hours, CEST, unless the initial Acceptance Period is extended. Acceptance under the Offer must be made in the manner specified in the Offer Memorandum.

Shares tendered prior to the Acceptance Closing Time may not be withdrawn, subject to the right of withdrawal of any tendered Shares during any extension of the initial Acceptance Period. During such extension of the Acceptance Period, any Shares previously tendered and not withdrawn, will remain subject to the Offer.

The Offeror will accept all Shares that have been validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and not previously withdrawn pursuant to the terms of the Offer, provided that the Offeror shall under no circumstances be obliged to accept any tendered Shares resulting in the Offeror and AMX jointly holding more Shares than the Maximum Acceptance Number at the Acceptance Closing Time (including any Shares already held by the Offeror or AMX at that time).

Acceptance by Shareholders

Shareholders who hold their Shares through an Admitted Institution are requested to make their acceptance known via their bank or stockbroker no later than 17:30 hours CEST on June 27, 2012, unless the Acceptance Period is extended. The custodian, bank or stockbroker may set an earlier deadline for Shareholders to communicate acceptances in order to permit the custodian, bank or stockbroker to communicate its acceptances to the Settlement Agent in a timely manner.

The Admitted Institutions may tender Shares for acceptance only to the Settlement Agent and only in writing. In tendering the acceptance, the Admitted Institutions are required to declare that (i) they have the tendered Shares in their administration, (ii) each Shareholder who accepts the Offer irrevocably represents and warrants that the Shares tendered by him are being tendered in compliance with the restrictions set out in Section 1 of the Offer Memorandum (Restrictions and important information), and (iii) they undertake to transfer these Shares to the Offeror prior to or ultimately on the Settlement Date.

Shareholders owning Shares individually recorded in the Company's shareholders register that choose to accept the Offer in respect of such Shares must deliver a completed and signed acceptance form to the Settlement Agent. Completed acceptance forms should be received by the Settlement Agent prior to the Acceptance Closing Time. The acceptance forms are available upon request from the Settlement Agent, at the address mentioned below.

Extension of the Acceptance Period

In accordance with article 15, paragraph 1 of the Takeover Decree, the Offeror may extend the Offer past the Acceptance Closing Time only once, in which case all references in the Offer Memorandum to the Acceptance Closing Time shall, unless the context requires otherwise, be moved to the latest date and time to which the Offer has been so extended. However, as noted above, a custodian, bank or broker may set an earlier deadline for Shareholders to communicate acceptances of the Offer in order to permit the custodian, bank or broker to communicate such acceptances to the Settlement Agent in a timely manner.

If the Acceptance Period is extended, a public announcement to that effect shall be made in accordance with the Merger Rules. Article 15, paragraph 2 of the Takeover Decree requires that such announcement be made not later than the third (3rd) Business Day following the initial Acceptance Closing Time.

During any such extension of the Acceptance Period, any Shares previously tendered and not withdrawn will remain subject to the Offer. In accordance with article 15, paragraph 3 of the Takeover Decree, Shares tendered on or prior to the original Acceptance Closing Time may be withdrawn during the Acceptance Period as extended.

Declaring the Offer unconditional (gestanddoening)

The obligation of the Offeror to declare the Offer unconditional (gestand te doen) shall not be subject to the satisfaction of any conditions precedent, but is otherwise subject to the terms and conditions of the Offer Memorandum.

The Offer shall not be subject to any minimum acceptance threshold and accordingly, in accordance with article 16, paragraph 1 of the Takeover Decree, the Offeror will announce within three (3) Business Days after the Acceptance Closing Date (as extended in accordance with article 15, paragraph 1 of the Takeover Decree) that it declares the Offer unconditional (gestand wordt gedaan) (such date referred to as the "Unconditional Date"). The Offeror will accept for payment all Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror), provided that the Offeror shall under no circumstances be obliged to accept any tendered Shares resulting in the Offeror and AMX jointly holding more Shares than the Maximum Acceptance Number at the Acceptance Closing Time (including any Shares already held by the Offeror or AMX at that time).

Settlement

Shareholders who have accepted the Offer and Shareholders who have tendered their Shares for acceptance pursuant to the Offer prior to or on the Acceptance Closing Time will receive promptly, but in any event within three (3) Business Days following the Unconditional Date (the "Settlement Date"), the Offer Price in respect of each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), at which point dissolution or annulment of a Shareholder's tender or delivery (levering) shall not be permitted, provided that the Offeror shall under no circumstances be obliged to accept any tendered Shares resulting in the Offeror holding more Shares (including any Shares already held by the Offeror or AMX at such time) than the Maximum Acceptance Number at the Acceptance Closing Time.

Post Acceptance Period

The Offeror may, in accordance with article 17 of the Takeover Decree, within three (3) Business Days after declaring the Offer unconditional, announce a Post Acceptance Period (na-aanmeldingstermijn) to enable Shareholders that did not tender their Shares during the Acceptance Period to tender their Shares under the same terms and conditions applicable to the Offer. Any such Post Acceptance Period will commence on the first (1st) Business Day following the announcement of a Post Acceptance Period and will remain open for a period of no longer than two (2) weeks. If the Post Acceptance Period is announced, the Offeror will continue to accept for payment all Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) during such period and will pay for such Shares within three (3) Business Days following the end of the Post Acceptance Period or as otherwise set forth in the announcement, provided that the Offeror shall under no circumstances be obliged to accept any tendered Shares resulting in the Offeror and AMX jointly holding more Shares than the Maximum Acceptance Number (including any Shares already held by the Offeror or AMX at that time).

Scale-Down

As AMX and the Offeror are under the Merger Rules inter alia permitted to acquire additional Shares outside the Offer during the Acceptance Period, and the number of Shares that the Offeror together with AMX is looking to hold upon settlement of the Offer includes any Shares held by Offeror and AMX on the Acceptance Closing Time and taking into the account the Maximum Acceptance Number that the Offeror wishes to acquire, Shareholders should be aware that any further acquisition of Shares outside the Offer during the Acceptance Period by AMX or the Offeror may result in Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) by Shareholders being scaled-down pro rata to such extent that only a smaller portion or even none of such tendered Shares will be accepted by the Offeror.

Similarly, as AMX and the Offeror are also inter alia permitted to acquire additional Shares outside the Offer during the Post Acceptance Period, Shareholders should be aware that any further acquisition of Shares outside the Offer during the Post Acceptance Period by AMX or the Offeror may result in Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) by Shareholders being scaled-down pro rata to such extent that only a smaller portion or even none of such tendered Shares will be accepted by the Offeror.

Pursuant to article 21 of the Takeover Decree, the Offeror shall under no circumstances be obliged to accept any tendered Shares resulting in the Offeror and AMX holding more than than 30% of the voting rights minus one vote in KPN (the "Statutory Maximum"). Should acceptance by the Offeror of all Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) result in the Offeror and AMX holding more votes than the Statutory Maximum, the total number of tendered Shares will be scaled-down pro rata to the effect that the total number of votes held by the Offeror and AMX upon declaring the Offer unconditional shall be equal to the Statutory Maximum.

Announcements

Announcements in relation to the Offer, including announcements in relation to an extension of the Offer past the Acceptance Closing Time will be issued by press release and will be available on AMX' website at www.americamovil.com. Subject to any applicable requirements of the Merger Rules and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror will have no obligation to communicate any public announcement other than as described above.

Availability Offer Memorandum

Digital copies of the Offer Memorandum are available on AMX' website at www.americamovil.com. Copies of the Offer Memorandum are furthermore available free of charge at the office of the Settlement Agent at the address mentioned below.

This announcement contains selected, condensed information regarding the Offer and does not replace the Offer Memorandum. The information in this announcement is not complete and additional information is contained in the Offer Memorandum. Shareholders are advised to review the Offer Memorandum in detail and to seek independent advice where appropriate in order to reach a reasoned judgment in respect of the Offer and the content of the Offer Memorandum.

Advisors

Deutsche Bank AG is acting as financial advisor to AMX.

Clifford Chance LLP is acting as legal advisor to AMX.

Contact details

AMX

Lago Zurich, 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación, 11529
México, D.F., México

Settlement Agent

SNS Securities N.V.
Nieuwezijds Voorburgwal 162
1012 SJ Amsterdam
The Netherlands

For further information

Daniela Lecuona
América Móvil Investor Relations Office
Telephone: + (5255) 2581-4449
E-mail: daniela.lecuona@americamovil.com
Facsimile: + (5255) 2581-4422

Restrictions

General Restrictions

The Offer is being made with due observance of such statements, conditions and restrictions as are included in the Offer Memorandum. The Offeror reserves the right to accept any tender under the Offer, which is made by or on behalf of a Shareholder, even if it has not been made in the manner set out in the Offer Memorandum.

The Offer is not being made, and the Shares will not be accepted for purchase from or on behalf of any Shareholder, in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration or approval with any regulatory authority not expressly contemplated by the terms of the Offer Memorandum. Persons obtaining the Offer Memorandum are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents (to the extent applicable). Outside of The Netherlands, no actions have been taken (nor will actions be taken) to make the Offer possible in any jurisdiction where such actions would be required. In addition, the Offer Memorandum has not been filed with nor recognised by the authorities of any jurisdiction other than the Netherlands. Neither the Offeror, nor AMX nor any of its advisers accepts any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who forwards or intends to forward the Offer Memorandum or any related document to any jurisdiction outside the Netherlands should carefully read Section 1 of the Offer Memorandum (Restrictions and Important Information) before taking any action. The release, publication or distribution of the Offer Memorandum in jurisdictions other than The Netherlands may be restricted by law and therefore persons into whose possession the Offer Memorandum comes should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the law of any such jurisdiction. Each shareholder of KPN which questions its position shall immediately consult an appropriate professional adviser. This public announcement is also published in Dutch and Spanish; the English version will prevail over the Dutch and the Spanish version.

Forward-looking statements

The Offer Memorandum includes forward looking statements that involve risk and uncertainty. Generally, words such as may, will, expect, intend, estimate, anticipate, believe, plan, seek, continue or similar expressions identify forward looking statements. Although AMX and the Offeror believe that the expectations reflected in such forward looking statements are based on reasonable assumptions and are, to the best of their knowledge, true and accurate on the date of the Offer Memorandum, no assurance can be given that such statements will be fulfilled or prove to be correct, and no representations are made as to the future accuracy and completeness of the forward looking statements. Any such forward looking statement must be considered together with the fact that actual events or results may vary materially from such forward looking statements due to, among other things, political, economic or legal changes in the markets and environments in which AMX and the Offeror or KPN do business, to competitive developments or risks inherent to their respective business plans and to uncertainties, risk and volatility in financial markets and other factors affecting them.

AMX and the Offeror undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws and regulations or by any appropriate regulatory authority.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin –Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Services Authority. Details about the extent of Deutsche Bank AG's authorisation and regulation by the Financial Services Authority are available on request. Deutsche Bank AG, London Branch is acting as financial adviser to AMX and no one else in connection with the contents of this announcement and will not be responsible to anyone other than AMX for providing the protections afforded to clients of Deutsche Bank AG, London Branch, nor for providing advice in relation to any matters referred to herein.

About AMX

AMX is the leading provider of wireless services in Latin America. As of March 31, 2012, it had 246 million wireless subscribers and 59.7 million fixed revenue generating units in the Americas.

Legal Disclaimer. This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 29, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact